Exhibit 21.1

List of Subsidiaries of FibroGen, Inc.

Subsidiaries	Incorporation
FibroGen (China) Medical Technology Development Co., Ltd.	China
FibroGen China Anemia Holdings, Ltd.	Cayman Islands
FibroGen Europe Corporation	Finland
FibroGen International (Cayman) Limited	Cayman Islands
FibroGen International (Hong Kong) Limited	Hong Kong
Skin Sciences, Inc.	Delaware, USA